# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Digimarc CORP, CIK 0001438231
CUSIP: 25381B101
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 8500 SW CREEKSIDE PLACE, Beaverton, Oregon (OR), 97008
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-22-000821
Filed by CIK 0001478982

## Reporting persons
- Altai Capital Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,769,346; sole dispositive power 0; shared dispositive power 2,769,346; aggregate amount beneficially owned 2,769,346 (12.9% of the class)
- Altai Capital Management, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,769,346; sole dispositive power 0; shared dispositive power 2,769,346; aggregate amount beneficially owned 2,769,346 (12.9% of the class)
- Rishi Bajaj: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,769,346; sole dispositive power 0; shared dispositive power 2,769,346; aggregate amount beneficially owned 2,769,346 (12.9% of the class)

## Item 1. Issuer
Name of issuer: Digimarc CORP
Address of issuer's principal executive offices:
9405 SW Gemini Drive,
Beaverton, OR 97008

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (the "Investment Manager"), which serves as the investment manager of certain investment funds (the "Funds") with respect to the Common Stock, $0.001 par value per share (the "Shares") held in such Funds respective accounts;

(ii) Altai Capital Management, LLC, a Delaware limited liability company ("IMGP"), which serves as the general partner of Investment Manager with respect to the Shares held in such Funds respective accounts; and

(iii) Mr. Rishi Bajaj, who serves as managing principal of Investment Manager and member of IMGP with respect to the Shares held in the Funds respective accounts.

This Statement relates to the Common Stock held for the account of Altai Capital Osprey, LLC, a Delaware limited liability company ("Osprey") and accounts separately managed by Investment Manager (the "Separately Managed Accounts"). Investment Manager serves as investment manager to each of Osprey and the Separately Managed Accounts. Investment Manager, IMGP and Mr. Bajaj are hereinafter sometimes collectively referred to as the Reporting Persons. Each of Investment Manager, IMGP and Mr. Bajaj may be deemed to have voting and dispositive power over the Shares held for the account of Osprey and the Separately Managed Accounts.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is PO Box 15203, Irvine, CA 92623.
Citizenship:
(i) Investment Manager is a Delaware limited partnership;
(ii) IMGP is a Delaware limited liability company; and
(iii) Mr. Bajaj is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, each of the Reporting Persons may be deemed the beneficial owner of 2,769,346 Shares (approximately 12.9% of Shares outstanding) held for the account of Osprey and the Separately Managed Accounts. There were 21,451,804 Shares outstanding as of November 8, 2024, according to the Digimarc Corporation's Form 10-Q filed on November 14, 2024.
Percent of class: 12.9
Sole power to vote or to direct the vote:
Investment Manager: 0
IMGP: 0
Mr. Bajaj: 0
Shared power to vote or to direct the vote:
Investment Manager: 2,769,346
IMGP: 2,769,346
Mr. Bajaj: 2,769,346
Sole power to dispose or to direct the disposition:
Investment Manager: 0
IMGP: 0
Mr. Bajaj: 0
Shared power to dispose or to direct the disposition:
Investment Manager: 2,769,346
IMGP: 2,769,346
Mr. Bajaj: 2,769,346

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure in Items 2 and 4 hereof. The Separately Managed Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Altai Capital Management, L.P.: /s/ Rishi Bajaj, Authorized Signatory (02/14/2025)
- Altai Capital Management, LLC: /s/ Rishi Bajaj, Authorized Signatory (02/14/2025)
- Rishi Bajaj: /s/ Rishi Bajaj, self (02/14/2025)